UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K
Annual Report

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933
For the fiscal year ended December 31, 2022

024-11259
(Commission File Number)

December 31, 2022
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 2 LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

84-4611704
(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Table of Contents

Caution Regarding Forward-Looking Statements
Item 1. Business
Competition
Limited Liability Company Agreement
Management
Investment Strategy
Investment Committee
Leverage
Factors Likely to Impact the Performance of the Company
Offices and Employees
Our Revenue
Our Operating Costs and Expenses
Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations
Offering Results
Share Price Calculation
Distributions
Operating Results
Our Investments
Liquidity and Capital Resources
Outlook and Recent Trends
Method of Accounting
Item 3. Executives and Key Employees
Executive Team
Experience of Executive Team
Legal Proceedings
Family Relationships
Compensation of our Manager
Promoted Interest
Item 4. Security Ownership of Manager and Certain Securityholders
Item 5. Interest of Management and Others In Certain Transactions
Ownership of Related Entities
Item 6. Other Information
Item 7. Financial Statements
Independent Auditors Report
Consolidated Balance Sheets
Consolidated Statements of Operations and Comprehensive Loss
Consolidated Statements of Changes in Members' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Note 1 - Organization, Operations and Summary of Significant Accounting Policies
Note 2 - Construction in Progress
Note 3 - Line of Credit
Note 4 - Related Party Transactions
Note 5 - Leases
Note 6 - Commitments
Note 7 - Members' Equity
Note 8 - Income Taxes
Item 8. Exhibits

Part II

Caution Regarding Forward-Looking Statements

We make statements in this Annual Report on Form 1-K ("Annual Report") that are forward-looking statements within the meaning of the federal securities laws. The words "outlook," "believe," "estimate," "potential," "projected," "expect," "anticipate," "intend," "plan," "seek," "may," "could" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

●	our ability to effectively deploy the proceeds raised in our offering (the "Offering");

●	ability to attract and retain members to the online investment platform located at www.energea.com (the "Platform");

●	risks associated with breaches of our data security;

●
public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

●	climate change and natural disasters that could adversely affect our Projects and our business;

●	changes in economic conditions generally and the renewable energy and securities markets specifically;

●	limited ability to dispose of assets because of the relative illiquidity of renewable energy Projects;

●	our failure to obtain necessary outside financing;

●	risks associated with derivatives or hedging activity;

●	intense competition in the Brazilian renewable energy market that may limit our ability to attract or retain energy offtakers;

●	increased interest rates and operating costs;

●	the risk associated with potential breach or expiration of a ground lease, if any;

●	our failure to successfully operate or maintain the Projects;

●	exposure to liability relating to environmental and health and safety matters;

●	Projects to yield anticipated results;

●	our level of debt and the terms and limitations imposed on us by our debt agreements;

●	our ability to retain our executive officers and other key personnel of our Manager;

●	expected rates of return provided to investors;

●	the ability of our Manager to source, originate and service our loans;

●	the ability for our engineering, procurement and construction contractors and equipment manufacturers to honor their contracts including warranties and guarantees;

●
or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of corporations and Securities and Exchange Commission ("SEC") guidance related to Regulation A ("Regulation A") of the Securities Act of 1933, as amended (the "Securities Act"), or the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"));

●
changes in business conditions and the market value of our Projects, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

●	our ability to implement effective conflicts of interest policies and procedures among the various renewable energy investment opportunities sponsored by our Manager;

●
our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the "Advisers Act"), the Investment Company Act of 1940, as amended, and other laws; and

●	changes to U.S. generally accepted accounting principles ("U.S. GAAP").

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether because of new information, future events, changed circumstances or any other reason. Considering the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the those named above and those named under "Risks of Investing" in the Offering Circular, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Given The Risks and Uncertainties, Please Do Not Place Undue Reliance on Any Forward-Looking Statements.

Item 1. Business

Energea Portfolio 2 LLC ("Company") is a limited liability company, treated as a corporation for tax purposes, and organized under the laws of Delaware. The Company and its day-to-day operations are managed by Energea Global LLC ("Manager"). The Company was created to invest in the acquisition, development, and operations of community solar energy projects in Brazil (each a "Project"). The Projects will be rented to groups of residential households and to businesses (which we collectively refer to as "Subscribers") for monthly payments based on the amount of electricity produced by the Project and credited to them. Although some Subscribers will default, we expect them to be replaced quickly by others, allowing the Projects to produce a stable and predictable stream of cash flow.

Projects will be owned by special-purpose entities (each, a "SPE"). Each SPE is organized as a Brazilian Limitada or Ltda, the Brazilian equivalent of a U.S. limited liability company. Under Brazilian law, the assets and liabilities of a Ltda are distinct. Thus, the liabilities of a Project held in one SPE will not affect the assets of another Project held in a different SPE.

Currently, the Company owns 100% of each SPE, although there could be instances where the Company is a partner in a SPE with another party, such as the Development Company (defined below). In all cases, the Company will exercise complete management control over the SPE.

Each of our Projects are structured around five main contracts which the Manager causes the SPE to enter into:

●	Land Lease: The SPE will lease (rather than buy) the land where the Project is located, pursuant to a contract we refer to as a "Land Lease."

●
Construction Contract: To build the Projects, the SPE will hire a third party to provide engineering, procurement, and construction ("EPC") services pursuant to a contract we refer to as a "Construction Contract."

●
Project Rental Contract: In all cases, the SPEs will rent the Projects to Subscribers (so that the Subscriber is, in form, generating its own solar power) pursuant to a contract we refer to as a "Project Rental Contract."

●
Operations and Maintenance Contract: As the SPE rents the Project to a Subscriber pursuant to a Project Rental Contract, the Subscriber simultaneously hires the SPE to operate and maintain the Project pursuant to a contract referred to as an "Operations and Maintenance Contract."

●	Project Maintenance Contract: The SPE will then hire a third party to operate the maintain the Project pursuant to a contract we refer to as a "Project Maintenance Contract."

Each of these contracts are bi-lingual, both in English and in Portuguese, the national language of Brazil. Although the final terms and conditions might differ from Project to Project, the rights and obligations of the parties will generally be consistent across all of the Projects.

The revenue from our Projects will consist primarily of the payments we receive from Subscribers under Project Rental Contracts and Project Operations and Maintenance Contracts. The Projects will make a profit if their revenues exceed their expenses.

Currently, the Company plans to hold the Projects indefinitely, creating a reliable stream of cash flow for Investors. Should the Company decide to sell one or more Projects, however, the Manager's experience in the industry suggests that the Projects could be sold for a profit:

●
Yield and Cashflow: Many investment funds look for reliable cashflows generating a targeted yield. From the perspective of such a fund, any of the Projects or indeed the entire portfolio of Projects would be an attractive investment. With both revenue and most expenses locked in by contract, the cash flow should be predictable and consistent for as long as 25 years.

●
Project Consolidation: Some of the Projects will be too small or unusual for institutional buyers to consider on their own. The Company could package these Projects into a larger, more standardized portfolio that will be attractive to these larger, more efficiency-focused players. In the aggregate, the portfolio of Projects is expected to generate 50+ megawatts of power with relatively uniform power contracts, engineering standards, and underwriting criteria. A portfolio of that size can bear the fees and diligence associated with an institutional-grade transaction or securitization.

●
Cash Flow Stabilization: When the Company buys a Project, it will typically share the construction risk with the development company that originated the Project. Larger investors are generally unwilling to take on construction risk and will invest only in projects that are already generating positive cash flow, referred to as "stabilization". Thus, the Company will acquire Projects before stabilization and sell them after stabilization. Institutional investor interest in the Portfolio should increase as the portfolio stabilizes.

●
Increase in Residual Value: When the Company acquires a Project, the appraisal is based solely on the cash flows projected from executed Project Rental Contracts, with no residual value assumed for the Project. There is a high probability that a Project will continue to create revenue after its initial contract period in the form of a contract extension, repositioning, or sale of energy into the merchant energy markets. This creates a sort of built-in "found value" for our Projects, which may be realized upon sale.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in renewable energy in the Brazilian market, including individuals, corporations, private funds, and other entities engaged in renewable energy investment activities, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous companies with asset acquisition objectives similar to our Manager, and others may be organized in the future, which may increase competition for the investments suitable for us.

Competitive variables include market presence and visibility, amount of capital to be invested per Project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying projects that we have targeted for acquisition. Although we believe we are well positioned to compete effectively in each facet of our business, there is enormous competition in the market and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Limited Liability Company Agreement

The Company is governed by a Limited Liability Company Agreement dated January 13, 2020, which we refer to as the "LLC Agreement." A copy of the LLC Agreement is attached as Exhibit 1A-2B of the Offering Circular. The Class A Investor Shares being offered were created by the Manager under an Authorizing Resolution pursuant to section 3.1 of the LLC Agreement. The Authorizing Resolution is attached as Exhibit 1A-2C of the Offering Circular.

The LLC Agreement was subsequently amended on December 3, 2020 (the "Amendment"). The Amendment allows the Manager to pledge its shares in the Company as collateral for a debt facility used by the Company to lever returns and provide liquidity necessary to complete the construction of Projects in a timely manner. The Amendment also allows the Lender to replace the Manager in the event the Company defaults under the terms of the Loan (see below).

The LLC Agreement establishes Energea Global LLC, a Delaware limited liability company, as the Manager.

Management

The Manager has complete discretion over all aspects of the business conducted by the Company. For example, the Manager may (i) admit new members to the Company; (ii) enter into contracts on behalf of the Company; (iii) borrow money; (iv) acquire and dispose of Projects; (v) determine the timing and amount of distributions to Members; (vi) create new classes of limited liability company interests; (vii) determine the information to be provided to the Members; (viii) grant liens and other encumbrances on the Projects of the Company; and (ix) dissolve the Company.

Investors who purchase Class A Investor Shares will not have any right to vote on any issue other than certain amendments to the LLC Agreement, or to remove the Manager.

The Manager can be removed for "cause" under a procedure set forth in section 5.6 of the LLC Agreement.

The term "cause" includes:

●	An uncured breach of the LLC Agreement by the Manager; or

●	The bankruptcy of the Manager; or

●	Certain misconduct on the part of the Manager, if the individual responsible for the misconduct is not terminated.

A vote to remove the Manager for cause must be approved by Investors owning at least two-thirds of the outstanding Class A Investor Shares. Whether "cause" exists would then be decided in arbitration proceedings conducted under the rules of the American Arbitration Association, rather than in a court proceeding.

These provisions are binding on every person who acquires Class A Investor Shares, including those who acquire Class A Investor Shares from a third party, i.e., not through the Energea website ("Platform").

Investment Strategy

The Company sources most of its Projects from third parties in Brazil who specialize in developing solar projects who we refer to as "Development Companies." In fact, Energea Brazil, an affiliate of the Manager, is also a Development Company.

The Company's relationship with Development Companies can take several different forms. Sometimes a Development Company will not only identify a potential project, but also permit, engineer and construct it. Sometimes a Development Company will provide operations and maintenance support for a Project after it's built. Sometimes a Development Company will sell a Project and exit entirely.

Development Companies are compensated for their work and their risk. This may include a developer fee or a continued economic interest in the SPE. However, where a Project is originated through Energea Brazil, Energea Brazil will cap the related-party development fee at 5% of the overall Project's cost, which we believe is below the market norm for developing a project.

We believe will be able to continue to source new Projects in Brazil for several reasons, including the fact that the cost of electricity in Brazil has risen over time. We believe this rise in energy costs occurred for several reasons:

●	Even with the low rates of economic growth Brazil has experienced in recent years, its energy needs continue to grow as the country modernizes and increases its use of electronic devices.

●
Brazil has relied extensively on electricity generated from hydropower. However (i) the hydroelectricity fluctuates with the seasons; and (ii) most large hydroelectric projects have already been developed, so new projects come online at more expensive pricing.

●	Previous governments subsidized energy costs for decades. Those policies have been swept away by a new government, so that the true cost of energy is now being passed through to end-users.

We believe the cost of electricity in Brazil will continue to rise for the foreseeable future.

As a result of these trends, our Projects typically offer residential and business Subscribers savings between 15% - 25% on their electricity bills. These Subscribers might prefer solar power over power generated by fossil fuels because they care about the environment and/or want to fight climate change or simply to enjoy materially lower energy costs.

We believe we will be able to continue to acquire and develop new Projects in the future, which we anticipate will have the following characteristics:

●
Power Capacity: The Brazilian market for utility-size solar projects (10+ megawatts) is efficient and competitive, with many large players. We intend to focus on the smaller market, with projects of between one megawatt and five megawatts. (NOTE: The capacity of a solar project is determined in accordance with "standard testing conditions" established by certain laboratories worldwide. The actual output of a solar project fluctuates with solar irradiance.)

●
Subscribers: The Subscribers for a given Project will be private households and small businesses, organized into a single entity - typically taking the form of a Sociedade Anônima managed by the Company - as a consortium for commercial and residential Subscribers. For a one-megawatt Project, we would expect the consortium to include, on average, about 2,000 Subscribers. Subscribers may opt out of a consortium at any time and are replaced by other Subscribers from a waiting list.

●
Project Rentals: A SPE will rent each Project to a consortium so that, in form, Subscribers are generating their own electricity, while the rent paid by the consortium is effectively a payment for their use of the Project. Typically, a Project Rental Contract will have a term of 20 years.

●
Operation and Maintenance: When the SPE rents a Project to a consortium, the consortium will simultaneously hire the SPE to operate and maintain the Project on a turnkey basis, and the SPE will hire a third party to perform some or all of those services.

●	Locations: We select locations based primarily on:

o Which Brazilian states have the most advantageous tax and energy economics;

o Efficient access for maintenance;

o Interconnection points with the electricity grid;

o Solar irradiance; and

o Acceptable security risks.

●
Right to Land: Typically, we lease the land where the Projects are built, pursuant to a lease that continues for at least the duration of the Project Rental Contract with our customer and gives us, as tenant, the right to extend.

●
Connecting Projects to the Local Electric Grid: The Projects will not be connected directly to Subscribers. Instead, they will be connected to the local electric grid. As a member of a consortium, which has rights to the Project via the Rental Agreement, Subscribers will be entitled to a credit on their electric bill.

●
Our Solar Equipment: We use the same basic equipment used across the solar industry: the solar panels themselves, which turn sunlight into electrical energy; and the inverters, which convert the direct current from the panels to the alternating current used in homes and businesses. However, we buy our equipment only from certain manufacturers known for high quality and financial strength.

●
Compliance with Brazilian Laws Applicable to Solar Projects: Each Project will comply with Normative Resolution ANEEL n° 482/2012 ("Ren 482"), the primary law governing community solar electricity systems in Brazil.

●	When the Company Invests in Projects: Normally, the Company will not invest in a Project until certain conditions are satisfied. Among these:

o The SPE has executed contracts for the lease of the underlying land, for engineering, and for the construction of the Project, for the rental of the Project to a consortium, a full list of committed Subscribers and for operations and maintenance;

o The electric utility has confirmed that the Project can connect with the electric grid;

o All environmental and installation permits have been obtained;

o We have executed installation service agreements (e.g., for all civil and site work, electrical installation, installation of racking, etc.); and

o We have obtained insurance.

Thus, in most cases Investors are not exposed to any Project-level risks until all these conditions are satisfied. However, the Company might make exceptions for exceptionally promising Projects.

Investment Committee

When we find a Project that meets the fundamental criteria described above, we consider the Project for investment at a multi-disciplinary committee of experienced renewable energy executives of the Manager ("Investment Committee"). To approve a Project for funding, a unanimous approval of the Project by the Investment Committee is required to move forward. The same memo prepared by the Manager for each Project and used by the Investment Committee to make an investment decision is provided to Investors through Form 1-U submittals to the SEC and on the Platform (see links to each Project Memo below in Our Investments).

Leverage

Per the Offering Circular, the Company might borrow money to invest in Projects, depending on the circumstances at the time. It states that if the Company needs to move quickly on a Project and has not yet raised enough capital through the Offering, it might make up the shortfall through borrowing. The Manager will make this decision on an as-needed basis.

On October 5, 2020, the Company entered into a Credit Agreement ("Loan"), as an Additional Obligor, with Lattice Energea Global Revolver I, LLC ("Lender"). The Loan extends up to $5,000,000 of credit to the Company which can be used to construct Projects. After construction, the Loan converts into long-term project finance for a 10-year term.

Since the interest rate on the Loan is lower than the anticipated IRR of the Projects, we expect the Loan to lever returns to Investors while providing liquidity necessary to accelerate through construction to achieve distributions to Investors faster.

Factors Likely to Impact the Performance of the Company

The ability of the Company to conduct its business successfully depends on several critical factors including, but not limited to:

●
The Price of Electricity in Brazil: Typically, our Subscribers will save approximately 15% on their electricity bills when they subscribe to one of our Projects. The energy product we offer Subscribers is a fixed discount on their cost of energy. In other words, if a Subscriber joined with a fixed 15% discount, the amount of revenue we generate from that customer will go up if energy prices go up (as determined by published tariff set by the interconnecting utility for conventional energy) and down if energy prices go down.

●
Government Policies: Given the environmental and economic benefits of solar power, the Company expects the friendly attitude of the Brazilian government to continue. As we have seen in other markets, however, environmentally friendly policies can change quickly. If the government in Brazil succumbed to pressure from incumbent energy producers, it could impose additional costs on the Projects.

●
Currency Fluctuations: The Brazilian national currency, the real, is currently fluctuating near historic lows vis-à-vis the U.S. dollar, making investments in Brazil relatively inexpensive. Although we believe the real will strengthen vis-à-vis the dollar, making the profits from our Projects more valuable for U.S. investors, our financial projections assume conservatively that the real will continue to weaken versus the dollar. Should the real weaken faster than our projections and after we invest in Projects, any profits from operational Projects would be less valuable for U.S. investors.

●	Impact of COVID-19: Like most countries, the COVID-19 pandemic has had a significant negative economic impact on Brazil, which may impact the procurement and construction processes for the Projects.

Offices and Employees

The Company's offices are located at 62 Clementel Drive, Durham, CT 06422. The Company has no employees. For the year ended December 31, 2022, the Company used employees and services provided by the Manager. The Company's total payroll-related expenses during 2022 was $0.00.

Our Revenue

The revenue from our Projects consists primarily of the payments we receive from Subscribers under Project Rental Contracts and Project Operations and Maintenance Contracts. The Company also produces cash flow by selling Projects opportunistically and collecting penalty payments from contractors who fail to meet certain terms and conditions set forth in the Construction Contracts ("Liquidated Damages").

Our Operating Costs and Expenses

The Company incurs a variety of costs and expenses, including:

●	banking fees;

●	legal expenses;

●	payments to the Manager for fees and carried interest;

●	fees to wire money from Brazil to the U.S.;

●	payments to U.S. states to comply with their respective securities law ("Blue Sky Laws");

●	debt service and transactional payments (where we borrow money at the Company level);

●	annual financial audit expenses.

●	U.S. taxes.

The Projects also incur a variety of costs and expenses, including:

●	payments to third parties to operate and maintain the Projects;

●	lease payments to landowners;

●	debt service and transactional payments (where we borrow money at the Project level);

●	utilities;

●	on-site security;

●	payments to the third party that manages customer electric bill credits;

●	Brazilian taxes;

●	banking fees;

●	project insurance.

Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Caution Regarding Forward-Looking Statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2022.

Offering Results

On August 13, 2020, the Company commenced its offering to the public of limited liability company interests denominated as Class A Investor Shares under Regulation A (the "Offering") and an Offering Circular dated June 30, 2020, as updated and amended from time to time (the "Offering Circular"). The Offering Circular is available through the SEC's EDGAR site, www.sec.gov/edgar, and may also be obtained on the Platform or by contacting the Manager. We refer to the purchasers of Class A Investor Shares as "Investors".

We initially offered up to $50 million in our Class A Investor Shares in our Offering. The SEC has since adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50 million to $75 million per rolling twelve-month period. This amendment was effective March 15, 2021, and the Company intends to utilize this increased offering amount in the future. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of December 31, 2022, we had raised total gross offering proceeds of $5,569,154 from settled subscriptions resulting from the sale of 6,900,795 Class A Investor Shares.

We expect to offer Class A Investor Shares in our Offering until we raise to the amount of capital needed to afford the capital expenses of all Projects approved by the Investment Committee. If we have fully-funded the cost of all Projects through the Offering, we will stop raising money until a new Project is approved for investment.

Share Price Calculation

The price for a Class A Investor Share in the Company is engineered to equalize Investors in response to differences between them that could arise from buying Class A Investor Shares at different times. For example, changes in the value of the Company and/or the Projects at different times could result from:

●	investing in new Projects or selling Projects would change the projected cash flow for the Company;

●	distributions received by earlier investors;

●	changes in baseline assumptions like Project costs, expenses and/or changes in tax rates, electric rates or foreign exchange rates;

●	aging Project Rental Contracts and Operations and Maintenance Contracts (as revenues are harvested each month from the Customers, the remaining cash flow from a contract diminishes).

The share price algorithm is run on the Platform once per day and is based on actual performance data and projection data uploaded from financial models produced by the Manager. To determine the share price for a Class A Investor Share of the Company, we compute an algorithm that resolves:

rIRR = pIRR

Where:

●	rIRR = Realized IRR of all existing Class A Investor Shares;

●	pIRR = Projected lifetime IRR of a hypothetical $1 investor at share price "x".

As of December 31, 2022, the price per Class A Share in the Company was $0.83.

Distributions

Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on net income for the preceding month minus any amounts held back for reserves. In certain cases, if is Project is delayed during the construction phase, we may charge the EPC contractor a penalty for late delivery ("Liquidated Damages"). Liquidated Damages are a reduction in the cost of a Project which protects Investors. We may return capital received from Liquidated Damages back to Investors or invest the capital into future construction costs. This penalty is meant to provide a discount to the cost of a Project equal to the revenue the Project would have received had the Project been constructed according to the schedule in the Construction Contract.

During 2022, the Company charged EPC contractors $214,758.52 of Liquidated Damages for delays related to the Pedra do Indaia Project and $164,878.00 for the Iguatama Project.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly; however, our Manager may declare other periodic distributions as circumstances dictate. Below is a table depicting the distributions made from the company during 2022:

Distribution Date	Amount	Asset Management Fees*	Promoted Interest*
01/26/2022	$9,207.27	$279.46	$1,766.32
02/24/2022	$7,903.96	$139.73	$883.16
03/29/22	$8,977.11	$139.73	$883.16
04/29/2022	$7,068.65	$0.00	$0.00
05/31/2022	$7,068.04	$0.00	$0.00
06/30/2022	$24,999.85	$0.00	$0.00
07/29/2022	$25,000.10	$0.00	$0.00
08/27/2022	$23,284.07	$927.05	$789.12
09/27/2022	$21,043.05	$1,322.68	$2,634.13
10/27/2022	$21,070.42	$1,225.71	$2,703.95
11/29/2022	$29,939.23	$1,225.71	$3,820.74
12/28/2022	$24,778.17	$2,092.89	$3,118.85
Total	$210,339.92	$7,352.96	$16,599.43
*Note: Energea reserves the right to reduce its Asset Management Fees and Promoted Interest payments for any reason or to protect the desired cash yield to Investors.

Operating Results

For the fiscal year ending December 31, 2022, the Company invested a total of $6,815,454, gross of depreciation. During the period of January 1, 2022 to December 31, 2022 the Company has generated $40,051 in revenue.

As of December 31, 2022, the Company has assets totaling $8,952,391 on its balance sheet, composed of cash on hand and equivalents on the amount of $1,237,923, investments net of depreciation on the amount of $6,780,755, other current assets on the amount of $294,289 and non-current assets on the amount of $639,424. The Company's total Liabilities and members' equity was $8,952,391, Liabilities totaled $4,802,839 and $4,149,552 of equity owned by the Investors.

Our Investments

To date, we have acquired ten (13) Projects, each of which were described more fully in the Offering Circular and in various filings with the SEC since the date our Offering was qualified by the SEC (e.g. August 13, 2020).

Project Name	Amount Invested	Est. Projected Cost	Project Memo
Iguatama	$2,457,753.12	$2,467,542.00	Link
Pedra do Indaiá	$2,761,952.27	$3,342,170.36	Link
Divinopolis III	$254,334.34	$ 3,189,560.28	Link
Araxa I	$249,927.06	$3,425,147.40	Link
Araxa II	$250,482.93	$3,438,303.89	Link
Corumbaíba	$146,035.35	$3,678,255.11	Link
Divinópolis II	$97,456.34	$3,377,368.41	Link
Micros I	$85,130.55	$1,262,243.78	Link
Naque	$113,680.39	$3,349,916.20	Link
Itabapoana	$94,589.50	$2,975,685.06	Link
Diamantina II	$113,680.39	$3,377,368.41	Link
Formiga I	$117,196.31	$3,370,074.96	Link
Formiga II	$73,235.76	$ 2,061,991.12	Link
Total	$6,815,454.31	$39,315,627.00

Liquidity and Capital Resources

We are dependent upon the net proceeds from the Offering to conduct our proposed investments. We will obtain the capital required to purchase new Projects and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from undistributed funds from our operations. As of December 31, 2022, the Company had $1,293,500 of cash on hand and equivalents, which will be used to pay for the remaining costs of constructing the Pedra do Indaia Project and to make progress on the construction of the Divinopolis II Project. As we continue to raise capital from the offering, we expect to commence construction of Mircos I, the Divinopolis III Project, the Araxá I Project and the Araxá II project in 2023 and into 2024. To the extent that capital raised from the Offering is insufficient to construct the Projects, we may borrow additional capital from the Lender to make up the difference.

Outlook and Recent Trends

Other than the trends and factors that will impact the Company's success discussed in this Annual Report and in the "Risks of Investing," section of the Offering Circular, the Company is not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material adverse effect on our revenues, income from continuing operations, profitability, liquidity, or capital resources. We caution, however, that any of the items discussed in this Annual Report and in the Risks of Investing," section of the Offering Circular could have a material adverse impact.

That said, we believe that the solar market in Brazil for community solar projects remains one of the most attractive markets to develop solar projects anywhere in the world. Recent improvements to the laws that enable this type of project development have increased demand for these assets while the Company's experience in the market, and that of the Manager, continue to result in additional deal flow and promising prospects for long term cash flow.

Method of Accounting

The compensation described in this section was calculated using the accrual method of accounting.

Item 3. Executives and Key Employees

The Company itself has no officers or employees. The individuals listed below are the executive officers and key employees of the Manager of the Company.

Executive Team

Name	Position	Term of Office	Approximate Hours Per Week If Not Full Time
Executive Officers
Mike Silvestrini	Managing Partner	At will	Full Time
Chris Sattler	Managing Partner	At will	Full Time
Gray Reinhard	Managing Partner	At will	Full Time

Key Employees
Antonio Pires	VP Construction	At will	Full Time
Isabella Mendonça	General Counsel	At will	Full Time
Arthur Issa	Financial Analyst	At will	Full Time
Gabriel Werneck	Project Analyst	At will	Full Time

Experience of Executive Team

Mike Silvestrini

Mike co-founded a solar company called Greenskies Renewable Energy LLC ("Greenskies") with a $35,000 family loan in 2008 and sold the company for more than $165 million enterprise value in 2017. As CEO, Mike was directly responsible for closing and managing over $500 million of project finance, building and owning over 400 solar projects ranging from 200kW to 5MW, creating industry-leading operations asset management departments and expanding the company's footprint across 23 states from California to South Carolina. Greenskies was ranked #1 by market share for commercial and industrial solar developers by Greentech Media, with customers including Wal-Mart, Sam's Club, Amazon, Target and several of the largest electric utilities in the United States. It was also named one of the Best Places to Work by the Hartford Courant in 2016.

Mike was named "40 Under 40" by the Hartford Business Journal in 2012, and again by Connecticut Magazine in 2016. In 2017, he was named Entrepreneur of the Year by Junior Achievement. He was a national merit scholar at Boston University and was a Peace Corps volunteer in Mali, West Africa. He also serves on the Board of Directors of Big Life Foundation, a wildlife conservation and security group based in Kenya.

Mike lives in Connecticut with his wife and three children.

Chris Sattler

Chris is an experienced energy executive with a track record of startup success. He has founded over 10 companies with the majority in the retail energy industry. Previous positions include Vice President at Clean Energy Collective, President of Plant.Smart Energy Solutions, and Co-Founder and COO at North American Power.

As COO of North American Power, Chris led the company into 35+ utility markets throughout the United States, with over 1,000,000 residential and small commercial customers. In 2017, the company was sold to Calpine, the largest independent power producer in North America. At the time of sale, North American Power had annual gross sales in excess of $850 million.

Chris studied at the University of Connecticut, School of Business, and received a Bachelor's degree in Real Estate and Urban Economics. He is also a Harvard Business School Alumni through the Program for Leadership Development. He lives in Rio De Janeiro.

Antonio Pires

Antonio Pires is a senior executive with more than 30 years of experience in Brazil's Energy sector. During this period he directly managed the implantation of more than 2GW of power projects, ranging from thermoelectric, cogeneration and hydropower throughout Brazil.

In addition to his experience implementing large energy projects, he participated in the startup of Igarapava hydroelectric Consortium, being the first consortium of power generation in the country, and of which he was a member of the administrative council. He was also involved in the privatization process of Companhia Vale do Rio Doce, Companhia Estadual de Gas do Rio de Janeiro.

Throughout his professional life Antonio has worked with large national and multinational companies including CSN, El Paso Brasil, Thyssen Krop CSA and SNC Lavalin. In the case of El Paso and CSA, he was involved from the start of operations.

He has a degree in mechanical engineering with a master's degree in Energy Planning, and an MBA in Business Management and Project Management, as well as an LLM in Business Law.

Gray Reinhard

Gray is an experienced software engineer specializing in business intelligence tools across multiple industries. Early in Gray's career, he worked primarily in E-Commerce where he built and supported sites for over 20 brands including several fortune 500 companies. From there, Gray moved into renewable energy where he developed the project management software for the country's largest commercial solar installer, Greenskies. This custom platform managed everything from sales and financing to the construction, maintenance, and performance monitoring of over 400 solar projects owned by the company.

Gray studied at Princeton University and currently splits his time between Greenpoint, Brooklyn and his cabin in the Catskills.

Isabella Mendonça

Isabella is a corporate lawyer with experience in cross-border M&A transactions and the drafting and negotiation of highly complex contracts and corporate acts in different sectors, such as energy, oil & gas and infrastructure. Isabella has previously worked as an attorney for Deloitte and Mayer Brown in Brazil, where she was an associate in the Energy Group, working in regulatory, contractual and corporate matters related to renewable energy project development.

Isabella studied law at Fundacão Getulio Vargas, in Brazil and has a master's degree (LLM) from the University of Chicago. She lives in Lisbon, Portugal.

Arthur Issa

Over the course of his career in Energea, Arthur has participated in the successful closing process of more than 100 MW worth of project installed capacity and their financial management, totaling an AUM of more than $100mm. Arthur is responsible for keeping track of all matters related to corporate and project finance at Energea, through detailed financial modelling, reporting and cash flow management, maximizing efficiency in the company's decision-making process with reliable analytics. Arthur has a B.S. in Production Engineering from University Candido Mendes in Rio de Janeiro, Brazil.

Gabriel Werneck

Gabriel is an Engineer specialized in greenfield development of energy projects. Over the course of his professional career, Gabriel has participated in the development of solar, wind and gas-fired thermal power plant projects across Brazil, surpassing 3 GW of installed capacity. At Energea, he is responsible for analyzing the projects in the company's pipeline in different markets and ensuring that they meet Energea's standards for investment. Gabriel studied Mechanical Engineering in the Universidade Federal do Rio de Janeiro (UFRJ) of which 1 year he attended at the Institut National des Sciences Appliquées de Lyon (INSA Lyon, France).

Legal Proceedings

Within the last five years, no Director, Executive Officer, or Significant Employee of the Company has been convicted of, or pleaded guilty or no contest to, any criminal matter, excluding traffic violations and other minor offenses.

Within the last five years, no Director, Executive Officer, or Significant Employee of the Company, no partnership of which an Executive Officer or Significant Employee was a general partner, and no corporation or other business association of which an Executive Officer or Significant Employee was an executive officer, has been a debtor in bankruptcy or any similar proceedings.

Family Relationships

There are no family relationships among the Executive Officers and significant employees of the Company.

Compensation of our Manager

The Company itself does not have any employees or payroll. For example, Mike Silvestrini, a Managing Partner of the Manager, does not receive any salary, bonuses, or other compensation directly from the Company. Instead, all of his compensation is paid from the fees paid to the Manager and from the Promoted Interest. The same is true for all of the other executive officers and employees.

The Manager is compensated for the services they provide (including selecting and underwriting Projects for investment, managing the construction of Projects, selling Projects, operating and maintaining Projects and all the expenses required to perform those services) in four ways:

●
Asset Management Fees: The Manager will charge the Company a monthly asset management fee equal to 0.167% of the aggregate capital that has been invested in Projects that have begun to generate distributions.

●
Promoted Interest: After Investors receive monthly cash distributions that result in a 7% Preferred Return, the Manager earns up to 30% of all distributions above that distribution threshold without a catch up. (See Promoted Interest below)

●
Development Fees: The Manager might originate and develop Projects that are acquired by the Company. If so, the Manager shall be entitled to compensation that is no greater than 5% of the Project's cost.

●	Distributions as Investors: The Manager may invest alongside Investors and receive the same distributions as Investors for its Class A Investor Shares in the Company.

During the period of January 1. 2022 to December 31, 2022, the Manager has charged the Company $7,352.96 in Asset Management fees, $16,599.43 in Promoted Interest and $60,000 in Development Fees for projects originated and developed by the Manager.

Promoted Interest

Distributions of ordinary operating cash flow will be made as follows:

●
The Manager calculates the projected monthly operating cash flows from the Projects based on the contracts in place and other assumptions defined in the Project Model for each Project ("Projected Cash Flow").

●	The Projected Cash Flow is used to calculate a targeted internal rate of return ("IRR") for investments in the Company.

●	A portion of the Projected Cash Flow will be paid to Investors before the manager receives its Promoted Interest ("Preferred Return").

●	To calculate the Preferred Return payment for each month, the Projected Cash Flow is multiplied by a percentage, such that the projected IRR of the Company is 7% (the "Adjusted Operating Cash Flow").

●	Each month, the Adjusted Operating Cash Flow for that month is distributed to Investors.

●	If the actual operating cash flow for any month exceeds the Adjusted Operating Cash Flow, we distribute the excess 70% to investors and 30% to the Manager.

●
If the actual operating cash flow for any month is less than the Adjusted Operating Cash Flow, the Investors receive all the cash flow for that month and the shortfall is carried forward so that Investors achieve their 7% Preferred Return prior to any Promoted Interest being paid.

When Fees are Paid

The stages of the Company's organization, development, and operation, and the compensation paid by the Company to the Manager and its affiliates during each stage, are as follows:

Stage of Company/Project	Compensation
Organization of Company	Reimbursement of Expenses
Acquisition of a Project	Asset Management Fee Developer Fee (if applicable)
Operation of a Project	Asset Management Fee Promoted Interest Distributions as Investors
Sale of a Project	Asset Management Fee Promoted Interest Distributions as Investors

Item 4. Security Ownership of Manager and Certain Securityholders

The following table sets forth the approximate beneficial ownership of our Common Shares as of December 31, 2022 for each person or group that holds more than 10.0% of our Common Shares, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group.

All Common Shares are owned by Energea Global LLC, the Manager, not by individuals. The individuals named below, as well as other employees of the Manager may own Class A Investor Shares that they purchased privately through the Platform in the same manner as any Investor.

	Number of Shares Beneficially	Percent of
Name of Beneficial Owner (1)(2)	Owned	All Shares
Michael Silvestrini	None	NA
Christopher Sattler	None	NA
Gray Reinhard	None	NA
All directors and executive officers of our Manager as a group (3 persons)	-	-

(1)
Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 62 Clementel Drive, Durham, CT 06422.

Item 5. Interest of Management and Others In Certain Transactions

Ownership of Related Entities

The Manager of the Company is majority owned by Mike Silvestrini and Chris Sattler.

Energea Brasil Operações Ltda ("Energea Brazil"), is an affiliated Development Company owned by Energea Global. The Company sources many of its Projects through partnerships with third parties in Brazil who are focused on developing solar projects, including an affiliate of the Manager in Brazil, Energea Brazil. Energea Brazil is compensated for its work and its risk. This may include a developer fee (subject to a 5% cap on the overall Project Cost) or a continued economic interest in the Project SPE.

Energea Geração Distribuida de Energia do Brasil SA is an affiliated entity which manages the Subscriptions, allocation of energy credits to Subscribers and the collection of rent payments from Subscribers. It is owned by Energea Global.

The Common Shares of Energea Portfolio 1 LLC, a Delaware limited liability company ("Portfolio 1") are owned by Energea Global, and Portfolio 1 is managed by Energea Global. During the reporting period, Portfolio 1 was an affiliate of the Company and is also engaged in investing in solar projects in Brazil but with a focus on commercial and industrial projects. Portfolio 1 was wound down on December 31, 2021.

Energea do Brasil Participações S.A. is an affiliated company which owns a portfolio of solar projects in Brazil. It is owned and managed by Energea Global.

Victory Hill Holdings Brasil S.A. is an affiliated company which owns a portfolio of solar projects in Brazil. It is owned jointly by Energea Global and a London-listed trust called VH GSEO UK Holdings Limited.

Energea Portfolio 4 USA LLC is an affiliated company that owns a portfolio of solar projects in the U.S. It is owned and managed by Energea Global.

Energea USA LLC is an affiliated company which makes tax equity investments into certain U.S. based projects in Energea Portfolio 4 USA LLC.

Energea Portfolio 3 Africa LLC is an affiliated company that owns a portfolio of solar projects in Africa. It is owned and managed by Energea Global.

Item 6. Other Information

None.

Item 7. Financial Statements

Independent Auditors' Report

To the Members of
Energea Portfolio 2 LLC

Opinion
We have audited the accompanying consolidated financial statements of Energea Portfolio 2 LLC (the "Company"), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, changes in members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Energea Portfolio 2 LLC as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Change in Accounting Principle
As described in Note 1 to the financial statements, the Company changed its method of accounting for leases in 2022 as required by the provisions of FASB Accounting Standards Update Number 2016-02. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.
In performing an audit in accordance with generally accepted auditing standards, we:
•       Exercise professional judgment and maintain professional skepticism throughout the audit.
•       Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
•       Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
•       Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
•       Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.
Hartford, Connecticut
May 1, 2023

Consolidated Balance Sheets

For the years ended December 31, 2022, and 2021

	2022	2021
Assets
Current assets:
Cash and cash equivalents	$ 1,237,923	$ 1,073,640
Accounts receivable	174,061	-
Prepaid expenses and other current assets	55,577	142
Loan receivable, related party	64,651	54,939
Total current assets	1,532,212	1,128,721

Property and equipment, net
Property and equipment	2,457,753	-
Construction in progress	4,357,702	4,559,595
Total property and equipment	6,815,455	4,559,595
Less accumulated depreciation	34,700	-
Total property and equipment, net	6,780,755	4,559,595

Other noncurrent assets:
Operating lease right-of-use assets	629,475	-
Due from related party	9,949	-
Total other noncurrent assets	639,424	-

Total assets	$ 8,952,391	$ 5,688,316

Liabilities and members' equity
Current liabilities:
Accounts payable and accrued expenses	$ 80,038	$ 402,998
Operating lease liabilities, current portion	1,976	-
Due to related party	1,255	2,421
Total current liabilities	83,269	405,419

Non-current liabilities:
Operating lease liabilities, long-term portion	644,569	-
Line of credit note payable	4,075,001	3,675,000
Total current liabilities	4,719,570	3,675,000

Total liabilities	4,802,839	4,080,419

Members' equity
Total shares and accumulated deficit	4,412,778	1,758,868
Total accumulated other comprehensive loss	(263,226)	(150,971)

Total members' equity	4,149,552	1,607,897

Total liabilities and members' equity	$ 8,952,391	$ 5,688,316

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2022, and 2021

	2022	2021

Revenue	$ 40,051	$ -

Portfolio operating expenses:
Professional fees	45,366	19,389
Advertising and marketing	4,848	-
Software subscription	2,443	11,679
Taxes	4,951	44,132
Other general and administrative expenses	40,261	25,817
Total portfolio operating expenses	97,869	101,017

Projects operating expenses:
Professional fees	1,994	146
Travel	3,423	8,156
Taxes	87,036	-
Operation and Maintenance	3,143	-
Other general and administrative expenses	39,877	4,859
Total projects operating expenses	135,473	13,161

Loss from operations	(193,291)	(114,178)

Other income/(expense):
Realized foreign currency loss	(2,266)	-
Gain on sale of projects	-	56,172
Financing administrative fees	(4,000)	(22,567)
Depreciation	(34,700)
Interest income	10,413	1,845
Interest expense	(63,116)	-
Miscellaneous expense	(469)	-
Total other income/(expense)	(94,138)	35,450

Net loss	(287,429)	(78,728)

Other comprehensive loss
Unrealized foreign currency exchange loss	(112,255)	(137,511)

Comprehensive loss	$ (399,684)	$ (216,239)

Consolidated Statements of Changes in Members' Equity

For the years ended December 31, 2022, and 2021

	Common Shares		Investor Shares		Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Members' Equity
	Shares	Amount	Shares	Amount

Members' equity, December 31, 2020	1,000,000	$ -	438,150	$ 392,763	$ (146,194)	$ (13,460)	$ 233,109

Issuance of investor shares	-	-	2,370,691	1,887,167	-	-	1,887,167
Non-dividend distributions	-	-	-	-	(296,140)	-	(296,140)
Net loss	-	-	-	-	(78,728)	-	(78,728)
Unrealized foreign currency translation loss	-	-	-	-	-	(137,511)	(137,511)

Members' equity, December 31, 2021	1,000,000	-	2,808,841	2,279,930	(521,062)	(150,971)	1,607,897

Issuance of investor shares, net of stock issuance costs of $138,384	-	-	4,091,954	3,150,840	-	-	3,150,840
Non-dividend distributions	-	-	-	-	(210,340)	-	(210,340)
Net loss	-	-	-	-	(287,429)	-	(287,429)
Cumulative translation adjustment	-	-	-	-	839	-	839
Unrealized foreign currency translation loss	-	-	-	-	-	(112,255)	(112,255)

Members' equity, December 31, 2022	1,000,000	$ -	6,900,795	$ 5,430,770	$ (1,017,992)	$ (263,226)	$ 4,149,552

Consolidated Statements of Cash Flows

For the years ended December 31, 2022, and 2021

	2022	2021

Cash flows from operating activities:
Net loss	$ (287,429)	$ (78,728)
Depreciation	34,700	-
Non-cash lease expense	14,465	-
Changes in assets and liabilities:		-
Accounts receivable	(178,118)
Prepaid expenses and other current assets	(55,463)	4,858
Loan receivable interest added to principal	(9,712)	(984)
Due from related party	6,655	-
Accounts payable and accrued expenses	(349,084)	305,972
Due to related party	(1,288)	(6,274)
Total cash flows from operating activities	(825,274)	224,844

Cash flows from investing activities:
Property and equipment	(2,312,202)	(4,029,798)
Loan receivable, related party	-	(54,001)
Total cash flows from investing activities	(2,312,202)	(4,083,799)

Cash flows from financing activities:
Advances on line of credit	400,000	2,256,725
Issuance of investor shares	3,150,840	1,887,167
Non-dividend distribution	(210,340)	(296,140)
Total cash flows from financing activities	3,340,500	3,847,752

Effect of exchange rate changes on cash	(38,741)	-

Increase in cash	164,283	(11,203)

Cash at the beginning of the period	1,073,640	1,084,843

Cash at the end of the period	$ 1,237,923	$ 1,073,640

Supplemental disclosure of non-cash activities:
Non-cash operating and investing activities:
Construction in progress in accounts payable	$ -	$ 345,644
Adoption of ASC No. 2016-02:
Operating lease right-of-use asset	$ 648,373	$ -
Operating lease liability	$ 648,373	$ -

Notes to Consolidated Financial Statements

The accompanying notes are an integral part of the consolidated financial statements.

December 31, 2022 and 2021

Note 1 - Organization, Operations and Summary of Significant Accounting Policies

Business organization and operations

Energea Portfolio 2 LLC is a Delaware Limited Liability Corporation formed to develop, own and manage a portfolio of renewable energy projects in Brazil. The consolidated financial statements include the accounts of Energea Portfolio 2 LLC and its wholly-owned Brazilian single purpose entities ("SPEs"): Energea Iguatama Aluguel de Equipamentos e Manutençao Ltda; Energea Pedra do Indaia Ltda; Energea Araxá I Ltda; Energea Araxá II Ltda; and Energea Divinopolis Ltda. During 2022, Energea Divinopolis III Ltda, Energea Formiga I Ltda, Energea Formiga II Ltda, Energea Diamantina II Ltda, Energea Itabapoana Ltda, Energea Naque Ltda Energea Micros I Ltda, Energea Corumbaiba Ltda and Energea Portfolio Holding Ltda were added (collectively, the "Company"). All intercompany transactions have been eliminated in consolidation. The Company and its day-to-day operations are managed by Energea Global LLC ("Manager"). The Company works in close cooperation with stakeholders, project hosts, industry partners and capital providers to produce best-in-class results.

The Company's activities consist principally of organization and pursuit costs, raising capital, securing investors and project development activity. The Company's activities are subject to significant risks and uncertainties, including the inability to secure funding to develop its portfolio. The Company's operations are funded by the issuance of membership interests and debt at the Company level. There can be no assurance that any of these strategies will be achieved on terms attractive to the Company. During 2021, the Company initiated a Regulation A Offering for the purpose of raising capital to fund ongoing project development activities. As of December 31, 2022 and 2021, the Company has invested in its thirteen and two projects, respectively. The Company is offering to sell interests designated as Investor Shares to the public up to $75,000,000. The initial price of the Investor Shares was $1.00 per share. Through December 31, 2022, the Company had raised total gross offering proceeds of $5,430,770, net of stock issuance costs of $138,384, from settled subscriptions resulting from the sale of 6,900,795 Investor Shares.

Basis of presentation

The consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits at commercial banks and short-term cash equivalents maturing within 90 days.

Capitalization and investment in project assets

A project has four basic phases: (i) development, (ii) financing, (iii) engineering and construction and (iv) operations and maintenance. During the development phase, milestones are created to ensure that a project is financially viable. Project viability is obtained when it becomes probable that costs incurred will generate future economic benefits sufficient to recover those costs.

Examples of milestones required for a viable project include the following:
  The identification, selection and acquisition of sufficient area required for a project;
  The confirmation of a regional electricity market;
  The confirmation of acceptable electricity resources;
  The confirmation of the potential to interconnect to the electric transmission grid;
  The determination of limited environmental sensitivity; and
  The confirmation of local community receptivity and limited potential for organized opposition.

All project costs are expensed during the development phase. Once the milestones for development are achieved, a project is moved from the development phase into the engineering and construction phases. Costs incurred in these phases are capitalized as incurred, included within construction in progress ("CIP"), and not depreciated until placed into commercial service. Once a project is placed into commercial service, all accumulated costs are reclassified from CIP to property and equipment and become subject to depreciation or amortization over a specified estimated life.

Property and Equipment

Property and equipment costs of projects completed and is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 20 to 30 years. Additions, renewals, and betterments that significantly extend the life of the asset are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. During the years ended December 31, 2022 and 2021, there was no impairment losses recognized for long-lived assets.

Revenue recognition

All of the SPE's have Equipment Rental Agreements. These rental agreements are with various subscribers who will pay a monthly fee for the renewable energy upon completion of the projects. Projects are considered complete when they are tested, commissioned, interconnected to the grid and capable of producing electricity as designed. Revenue will be recognized as it is earned on a monthly basis. The agreements are in effect for twenty-five years from the completion date and are expected to have a combined gross revenue $168,863,666 from all projects when operational.

Comprehensive Loss

GAAP requires the reporting of "comprehensive loss" within general purpose financial statements. Comprehensive income/(loss) is comprised of two components, net income/(loss) and comprehensive income/(loss). For the years ended December 31, 2022 and 2021, the Company had foreign currency exchange losses relating to currency translation from Brazilian real to U.S. dollar reported as other comprehensive loss.

Income taxes

Effective January 1, 2021, the Company has elected to be taxed as a C-Corporation for Federal, State and local income tax reporting purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2022 and 2021, deferred taxes of approximately $159,712 and $76,444, respectively, have been fully reserved by a valuation allowance. Any income taxes currently due are not material to the consolidated financial statements for the year ended December 31, 2022 or 2021.

The Company also concluded that there are no uncertain tax positions that would require recognition in the consolidated financial statements. Interest on any income tax liability is reported as interest expense and penalties on any income tax liability are reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors.

Leases

Adoption - ASU No. 2016-02, Leases (Topic 842) - The amendments in this update require lessees to recognize, on the balance sheet, assets and liabilities for the rights and obligations created by leases. The guidance was effective for the Company on January 1, 2022. The adoption requires either a modified retrospective transition where the lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented, or a cumulative effect adjustment as of the date of adoption. The Company adopted this new guidance on January 1, 2022 and as a result, the Company recorded a lease right-of-use asset and lease liability of $648,373 through a cumulative effect adjustment as of that date. In July 2018, the FASB issued ASU No. 2018-11, which provided a practical expedient package for lessees. The Company elected to use the expedient package and did not reassess whether any existing contracts contain leases; did not reassess the lease classification for existing leases; and did not reassess initial direct costs for any existing leases. As a result, all leases are considered operating leases.

The Company determines if an arrangement is a lease at inception. Lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Foreign Currency Exchange Transactions

Purchases of products and services for the Brazilian subsidiaries are transacted in the local currency, Brazilian real (R$), and are recorded in U.S. dollar translated at historical exchange rates prevailing at the time of the transaction. Balances are translated into U.S. dollar using the exchange rates at the respective balance sheet date. Realized exchange gains and losses are included in foreign currency exchange loss on the accompanying consolidated statements of operations and comprehensive loss. Unrealized exchange gains and losses are included in other comprehensive loss on the accompanying consolidated statements of operations and comprehensive loss. Unrealized translation losses for the years ended December 31, 2022 and 2021 were $122,255 and $137,511, respectively. Realized translation losses for the year ended December 31, 2022 and 2021 were $2,266 and $-0-, respectively.

Concentrations

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank deposits at high credit quality financial institutions. The balances, at times, may exceed federally insured limits. Each bank account held in Brazil has a revolving line of credit associated with it intended to cover any shortfall in the cash accounts and carry interest at 13.99% per month. The lines have credit limits of $284 to $9,460. There were no draws on these lines of credit during the years ended December 31, 2022 or 2021.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Subsequent events

In connection with the preparation of the consolidated financial statements, the Company monitored and evaluated subsequent events for the year ended December 31, 2022, through May 1, 2023, the date on which the consolidated financial statements were available to be issued. There are no material subsequent events that require disclosure.

Note 2 - Construction in Progress

The Company is in the process of developing and constructing renewable energy facilities in Brazil. All project costs are being capitalized and include hard costs, such as equipment and construction materials, and soft costs, such as engineering, architectural, legal, permits, developer fees and other costs. The balance of CIP at December 31, 2022 and 2021 was $4,357,702 and $4,559,595, respectively. The Company expects to incur an additional $17,781,510 of costs to complete the projects that have not yet completed or begun construction which include the projects owned by Energea Araxá I Ltda, Energea Araxá II Ltda, and Energea Divinopolis II Ltda, Energea Divinopolis III Ltda, Energea Corumbaiba, and Energea Micros I Ltda.

Note 3 - Line of Credit

In October 2020, the Company, along with its majority member-manager, entered into a revolving credit agreement (the "Agreement") with a debt provider to provide funding for the construction projects in Brazil. The Agreement calls for a line of credit with total availability of $5,000,000 to be used solely to finance the purchase, development and construction of the two Brazilian projects. Interest is payable in quarterly installments at an annual rate of 15% through the date of maturity of September 30, 2023.

The Company may elect to defer up to 50% of each quarterly interest installment, provided that such deferred interest will be treated as principal and repaid in accordance with the Agreement. The line of credit is secured by a pledge of the Manager's Class A Investor Shares and Common Shares in the Company as well as a fiduciary lien on the assets owned by Energea Iguatama Aluguel de Equipamentos e Mantuençao Ltda and Energea Pedra do Indaia Ltda.

The Company may repay or prepay outstanding revolving notes with prior approval of the lender. In addition, the Company is required to repay outstanding principal with the proceeds of any sales of the projects within ten days following receipt of the sales proceeds, or in the event a project is canceled or unable to be completed.

If any projects have completed construction prior to the line of credit maturity date, the Company may elect to convert the revolving line of credit to a term loan, subject to certain limitations, provided the Company has met all financial covenants and other requirements, as defined. Term loans require quarterly repayments of principal plus interest at 13% per annum, in advance, over a term of ten years. The company intends to exercise this option so the line of credit is recorded as long-term on the accompanying consolidated balance sheets.

The Company's balance outstanding under the line of credit at December 31, 2022 and 2021 and 2020 was $4,075,001 and $3,675,000, respectively. Interest incurred during the construction phase is capitalized as CIP. Interest capitalized and paid during the year ended December 31, 2022 was $382,437. Interest capitalized and paid during the year ended December 31, 2021 was $333,763, of which $284,325 was paid and $49,438 was payable as of December 31, 2021 and included in accounts payable and accrued expenses on the accompanying 2021 balance sheet.

Note 4 - Related Party Transactions

The Company has transactions between related companies from time to time. At December 31, 2022 and 2021, the Company had $1,255 and $2,421, respectively, payable to a company with common ownership At December 31, 2022 and 2021, the Company had $9,949 and $-0- respectively, receivable from related companies with common ownership, which are included due to/from related parties on the accompanying consolidated balance sheets.

As of December 31, 2022 and 2021, the Company entered into seven and two, respectively, construction management agreements with the Manager, one for each project, to pay developer fees for services of supervision of the construction of the projects. During the years ended December 31, 2022 and 2021, the Company paid total developer fees to the Manager of $60,000 and $572,512, respectively, which were capitalized to CIP.

During November 2021, the Company loaned an affiliate with common ownership $53,955. The loan matured in November 2022. An amended loan was signed in January 2023 with new maturity date in November 2023. The loan has an annual interest rate of 18%. As of December 31, 2022, the loan receivable balance consists of $53,955 of principal and $10,696 of accrued interest. As of December 31, 2021, the loan receivable balance consists of $53,955 of principal and $984 of accrued interest.

Note 5 - Leases

The Company has a land lease for the Energea Iguatama Aluguel de Equipamentos e Manutençao Ltda property with an annual rent of approximately $11,919 expiring in January 2049. The monthly base rent increases each lease year by the General Market Price Index.

A second lease for the Energea Pedra do Indaiá Ltda with an annual rent of $8,073 and will expire in April 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

A third lease for the Divinopolis III Ltda property with an annual rent of $19,071 and will expire in June 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

A fourth lease for the Energea Araxa I Ltda property with an annual rent of $18,163 and will expire in January 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

A fifth lease for the Energea Araxa II Ltda property with an annual rent of $18,163 and will expire in January 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

A sixth lease for the Energea Formiga I Ltda property with an annual rent of $34,056 and will expire in January 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

Subsequent to December 31, 2022, the Company anticipates six additional leases with Energea Formiga II Ltda, Energea Diamantina II Ltda, Energea Itabapoana Ltda, Energea Naque Ltda Energea Divinopolis II Ltda, and Energea Corumbaiba Ltda will be effective in 2023. The leases have not been recorded as of December 31, 2022.

Total land rental costs for the year ended December 31, 2022 and December 31, 2021 were $ 69,848 and $11,282 respectively, which have been capitalized and included in CIP on the accompanying consolidated balance sheets.

The lease cost and other required information for the years ended December 31, 2022 are:

Operating lease cost	$ 69,848
Cash paid for amounts in the measurement of lease liabilities - operating cash flows from operating leases	$ 61,286
Weighted - average remaining lease term - operating leases	296
Weighted - average discount rate - operating leases	17.90%

Future minimum estimated lease payments based on the exchange rate at December 31, 2022 are as follows for the years ending December 31:

2023	$ 109,445
2024	109,518
2025	109,518
2026	109,518
2027	109,518
Thereafter	2,150,828
Total future undiscounted lease payments	2,698,345
Less interest	(2,051,800)
Lease liabilities	$ 646,545

Note 6 - Commitments

The Company has two Engineering, Procurement and Construction ("EPC") contracts for two of the projects with a combined total expected cost of $4,981,899. As of December 31, 2021 $3,568,655 had been incurred. During 2022, the Company terminated the EPCs due to breach of contract by the contractor. No future balance is due.

As of December 31, 2022 and 2021, eight and five, respectively, of the SPE's entered into Operation and Maintenance Service Agreement ("O&M Agreements") with consortiums to perform continued maintenance on the projects. The agreements are in effect for twenty-five years from the initial rental date. The consortiums pay the SPEs a service fee based on a formula as defined in the agreement. The SPEs have subcontract agreements with a company related through common ownership to perform these services.

Note 7 - Members' Equity

Common Shares

The Company authorized 1,000,000 common shares, which as of December 31, 2022 and 2021, 1,000,000 are issued and outstanding. The shares represent membership interests in the Company.

Investor Shares

The Company authorized 19,000,000 investor shares, which as of December 31, 2022 and 2021, 6,900,795 and 2,808,841, respectively, are issued and outstanding. The shares represent membership interests in the Company.

Note 8 - Income Taxes

The Company's loss before income taxes is comprised of the following for the years ended December 31, 2022 and 2021:

	2022	2021
Federal	(2,710,486)	(78,728)
State	(747,884)	(78,728)

Income tax expense (benefit) is comprised of the following for the years ended December 31, 2022 and 2021:

	2022	2021
Federal:
Current	$ -	$ -
Deferred	(60,361)	(56,327)
State:
Current	-	-
Deferred	(22,907)	(20,117)
Income tax expense(benefit)	(83,268)	(76,444)
Change in valuation allowance	83,268	76,444
Net Income tax expense (benefit)	$ -	$ -

A reconciliation of the United States Federal and Connecticut statutory rate to our effective income tax rate is shown in the table below for the years ended December 31, 2022 and 2021:

	2022	2021
Statutory rate applied to pre-tax income - Federal	21.0%	21.0%
Statutory rate applied to pre-tax income - State	7.5%	7.5%
Valuation allowance	-28.50%	-28.50%
Effective tax rate	-	-

Deferred income taxes reflect the net tax effects of net operating loss ("NOL") carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. The Company's deferred tax assets relate mainly to NOL carryforwards which may be used to reduce tax liabilities in future years (subject to an 80% taxable income limitation). At December 31, 2022 and 2021, the Company had federal NOL carryforwards totaling $2,978,709 and $268,223, respectively. At December 31, 2022 and 2021, the Company had state NOL carryforwards totaling $1,016,107 and $268,223, respectively. The state NOL carryforwards are subject to a 50% taxable income limitation.

At December 31, 2022 and 2021, the Company had net deferred tax assets totaling $159,712 and $76,444, respectively, with an equal corresponding valuation allowance. The Company reduces the carrying amounts of deferred tax assets if, based on the evidence available, it is more-likely-than-not that such assets will not be realized.

In making the assessment under the more-likely-than-not standard, appropriate consideration must be given to all positive and negative evidence related to the realization of deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods by jurisdiction, unitary versus stand-alone state tax filings, loss carry forwards not expiring unutilized, and all tax planning alternatives that may be available. A valuation allowance has been recorded against the deferred tax assets as management cannot conclude that it is more-likely-than-not that these assets will be realized.

During the years ended December 31, 2022 and 2021, the Company did not have any unrecognized tax benefits related to uncertain tax positions.

On March 27, 2020, the President of the United States signed into law the Coronavirus Aid, Relief, and Economic Security Act (also known as the "CARES Act"), a stimulus package intended to help mitigate the economic devastation caused by the coronavirus. The CARES Act includes changes to the tax treatment of business NOLs for corporations.

The 2017 Tax Cuts and Jobs Act tax reform legislation previously limited NOLs to 80% of taxable income in any one tax period. The CARES Act temporarily removes the 80% limit for taxable years beginning before 2021 to allow an NOL carryforward to fully offset a corporation's income. The Company is able to carryforward its federal NOLs indefinitely.

Item 8. Exhibits

Certificate of Formation **
Authorizing Resolution **
Form Investment Agreement **
Form Auto-Investing Agreement *
Form Auto-Reinvesting Agreement *
Operating Agreement **
Operating Agreement - First Amendment *
Form Equipment Rental Contract **
Form Operations and Maintenance Agreement **
Iguatama Project **
Pedro do Indaia Project **
Divinopolis III Project **
Araxa I Project **
Araxa II Project **
Sale of Salinas, Pedrinopolis and Itaguai III Projects **
Change in Tax ID **
Change in Accountant **

*Filed Herewith
**Filed Previously